EXHIBIT 99.1

Top Ships Reports Fourth Quarter and Fiscal Year 2010 Financial Results

ATHENS, Greece, March 18, 2011 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) today announced its financial results for the fourth quarter and the fiscal year ended December 31, 2010.

For the three months ended December 31 2010, the Company reported:

  A net income of $2.3 million or $0.07 per share.
  An operating income of $6.1 million.
  Revenues of $22.6 million.

For the year ended December 31, 2010, the Company reported:

  A net income of $2.5 million, or $0.08 per share.
  An operating income of $22.3 million.
  Revenues of $91 million.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

"We are happy to report one more profitable quarter in 2010 as well as a profitable year.

"During 2010, we repaid $64.6 million of debt, using mainly cash generated from operations and the sale of M/T Dauntless during the fourth quarter of 2010 for $20.1 million. The sale of M/T Dauntless, at what we believe to be a very firm price, demonstrated once again our good sense of timing.

"Looking into the future, we anticipate that 2011 will be challenging for the shipping industry, particularly the dry bulk sector, due to the issue of vessel oversupply, the effect of which is not easy to estimate."

The following indicators serve to highlight the operational performance of the Company's current fleet during the three months ended December 31, 2009 and 2010 and the years ended December 31, 2009 and 2010:

CURRENT FLEET DATA A
	Three Months Ended – December 31,		Year Ended – December 31,
	2009	2010	2009	2010
Total number of vessels	12	13	12	13
Total calendar days for fleet (1)	1,104	1,196	3,761	4,472
Total available days for fleet (2)	1,104	1,173	3,746	4,397
Total operating days for fleet (3)	1,104	1,165	3,714	4,387
Fleet utilization (4)	100.00%	99.28%	99.15%	99.77%

A. M/T Dauntless not included in either year as it was sold during the 4th quarter of 2010. M/T Delos included only in 2010 data as it was chartered-in during the 4th quarter 2010.

(1) We define calendar days as the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(2) We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time in the second quarter and first half of 2009. We have determined to adjust the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(3) We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have determined to adjust the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

The following table presents the Company's current fleet and employment profile:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Eight Tanker Vessels
Ioannis P	46,346	2003	Spot
Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ionian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300A
Tyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300A
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
DelosB	47,067	1991	Spot

Total Tanker dwt	393,413

Five Drybulk Vessels
Cyclades	75,681	2000	Time Charter	Q2/2011	$54,250
			Subsequent Time Charter	Q2/2011-Q2/2014	$20,000
Amalfi	45,526	2000	Time Charter	Q4/2011 - Q1/2012	$14,000
Papillon (ex Voc Gallant))	51,200	2002	Bareboat Charter	Q1-3/2012	$24,000
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000
Astrale	75,933	2000	Time Charter	Q3-4/2011	$18,000

Total Drybulk dwt	324,268

TOTAL DWT	717,681
A. On January 11, 2010, the Company announced that it had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day, rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  Furthermore, on January 26, 2011, the Company announced that it had received from the same charterer a further reduced charter hire rate of $9,092 per day. The Company has been examining this unilateral reduction and intends to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.
B. On October 1, 2010, we entered into a bareboat agreement to charter in M/T Delos for five years at an average daily rate of $5,219.

Outstanding Indebtedness

As of December 31, 2010, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $343.7 million (excluding unamortized deferred financing fees of $4.0 million and unamortized debt discount of $2.3 million) with maturity dates from 2011 through 2019.

Loan Covenants and Discussions with Banks

As of December 31, 2010, we were in breach of loan covenants relating to earnings before interest, taxes, depreciation and amortization (EBITDA), overall cash position (minimum liquidity covenants), adjusted net worth, and asset cover, with certain banks. As a result of these covenant breaches and due to cross default provisions contained in all our bank facilities, we were in breach of all loan facilities and have classified all our debt and financial instruments as current.

As of the date of this release, we are in discussions with all of our banks to amend covenants or receive waivers for these breaches. We expect that our lenders will not demand payment of our loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities.

Passive Foreign Investment Company Status

The Company previously announced that it would likely be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2010. The Company confirms that it will be treated as a PFIC for 2010. As a result, U.S. shareholders of the Company's shares may be subject to adverse U.S. federal income tax consequences upon the disposition of the shares or the receipt of certain distributions from the Company. These consequences may be ameliorated if a U.S. taxable shareholder makes a timely "qualified electing fund," or QEF election, or a "mark-to-market" election. The Company will provide all necessary information to allow U.S. shareholders to make and maintain a QEF election and will post such information on its website at www.topships.org. In addition, it should be noted that, as a result of the Company being treated as a PFIC in 2010, any dividends paid by the Company in 2010 or 2011 will not be eligible to be treated as "qualified dividend income," which is eligible for preferential income tax rates in the hands of non-corporate U.S. shareholders (through 2012). THIS PARAGRAPH IS NOT INTENDED AS TAX ADVICE. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING MAKING A TIMELY QEF ELECTION OR MARK-TO-MARKET ELECTION AND THE CONSEQUENCES OF THE COMPANY BEING TREATED AS A PFIC IN THEIR SPECIFIC TAX SITUATION.

Conference Call and Webcast

TOP Ships' management team will host a conference call on that same day Friday, March 18, 2011, at 11:00 a.m. EDT to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-966-9439 (from the U.S.), 0800-694-0257 (from the UK), or +44 (0) 1452 555 566 (international). The participant passcode is: 50355868 and please quote "TOP Ships."

A replay of the conference call will be available from March 18, 2011 at 2:00 PM EDT until March 25, 2011. The United States replay number is 1-866-247-4222; the UK replay number is 0800-953-1533; the international replay number is + 44 (0) 1452 55 00 00 and the access code required for the replay is: 50355868#.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the TOP Ships Inc. website (www.topships.org) under "Investor Relations." Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About TOP Ships Inc.

TOP Ships Inc., is an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$24,397	$22,603	$107,979	$90,875

EXPENSES:

Voyage expenses	420	1,116	3,372	2,468
Charter hire expense	--	480	10,827	480
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	--	--	(7,799)	--
Lease termination expense	--	--	15,391	--
Vessel operating expenses	2,414	3,638	23,739	12,853
Dry-docking costs	18	1,243	4,602	4,103
Vessel depreciation	8,726	7,912	31,585	32,376
Management fees-third parties	68	9	419	159
Management fees-related parties	--	1,674	--	3,131
General and administrative expenses	7,851	5,485	23,416	18,142
Gain on sale of vessels	--	(5,101)	--	(5,101)
Impairment on vessels	36,638	--	36,638	--

Operating (loss) income	(31,738)	6,147	(34,211)	22,264

OTHER (EXPENSES) INCOME:

Interest and finance costs	(4,337)	(4,473)	(13,969)	(14,776)
Gain (loss) on financial instruments	224	646	(2,081)	(5,057)
Interest income	18	36	235	136
Other, net	(112)	(21)	(170)	(54)

Total other (expenses), net	(4,207)	(3,812)	(15,985)	(19,751)

Net (loss) income	$ (35,945)	$ 2,335	$ (50,196)	$ 2,513

Loss (earnings) per common share, basic and diluted	$ (1.20)	$0.07	$ (1.78)	$0.08

Weighted average common shares outstanding, basic	30,038,570	30,992,388	28,230,585	30,752,779

Weighted average common shares outstanding, diluted	30,038,570	31,063,971	28,230,585	30,777,413

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended December 31,
	2009	2010

ASSETS	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$--	$ --
VESSELS, NET	642,953	595,736
RESTRICTED CASH	22,244	17,644
OTHER ASSETS	9,952	8,711
Total assets	$675,149	$622,091

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	13,803	12,938
DEBT	399,087	337,377
OTHER LIABILITIES	15,063	16,294

Total liabilities	427,953	366,609

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	247,196	255,482

Total liabilities and stockholders' equity	$675,149	$622,091

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Year Ended December 31,
	2009	2010

	(Unaudited)	(Unaudited)
Cash Flows provided by Operating Activities:

Net (loss) income	$ (50,196)	$2,513
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of deferred financing costs	35,005	35,810
Amortization of debt discount	--	1,464
Translation gain of foreign currency denominated loan	--	(159)
Stock-based compensation expense	3,467	2,024
Change in fair value of financial instruments	(2,635)	(865)

Amortization of deferred gain on sale and leaseback of vessels and write off of seller's credit	(7,799)	--
Amortization of fair value below market time charter	(3,911)	--
Loss on sale of other fixed assets	165	54
Gain on sale of vessels	--	(5,101)
Impairment on vessels	36,638	--
Change in operating assets and liabilities	(4,158)	(138)

Net Cash provided by Operating Activities	6,576	35,602

Cash Flows (used in) provided by Investing Activities:

Vessel acquisitions	(136,678)	511
Insurance claims recoveries	2,656	1,310
Decrease in restricted cash	30,331	4,600
Net proceeds from sale of vessels	--	19,473
Net proceeds from sale of other fixed assets	156	254
Acquisition of other fixed assets	(836)	(416)

Net Cash (used in) provided by Investing Activities	(104,371)	25,732

Cash Flows provided by (used in) Financing Activities:

Proceeds from long-term debt	111,670	4,000
Payments of long-term debt	(54,274)	(64,624)
Financial instrument termination payments	(5,000)	--
Payment of common stock issuance costs	2,569	(27)
Repurchase and cancellation of common stock	(732)	--
Payment of financing costs	(2,680)	(842)

Net Cash provided by (used in) Financing Activities	51,553	(61,493)

Effect of exchange rate changes on cash	--	159

Net (decrease) increase in cash and cash equivalents	(46,242)	(159)

Cash and cash equivalents at beginning of year	46,242	--

Cash and cash equivalents at end of year	$--	$--
CONTACT: Alexandros Tsirikos
         Chief Financial Officer
         TOP Ships Inc.
         1, Vassilissis Sofias Str. & Meg.
         Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org